Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the prospectus published in connection with the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria (the “Prospectus”). The Greek offer (as defined below) submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. was made solely by the information memorandum published in connection therewith which contain the full terms and conditions of such offer (the “Information Memorandum”). A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com. A Greek translation of the Prospectus is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr. A copy of the approved Information Memorandum in Greek is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG

Announcement of Offer Results

Zug, Switzerland, 22 April 2013

Coca-Cola HBC AG (“Coca-Cola HBC”) today announces the results of its offer to acquire all ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) in consideration for new ordinary registered shares of Coca-Cola HBC pursuant to a 1:1 exchange ratio. The offer comprised a voluntary tender offer made in accordance with Greek Law 3461/2006 (the “Law”) and a separate exchange offer to all holders of Coca-Cola Hellenic shares located in the United States and all holders of American depositary shares representing Coca-Cola Hellenic shares (“Coca-Cola Hellenic ADSs”) wherever located.

The acceptance period started on 19 March 2013 and ended on 19 April 2013 (the “Acceptance Period”). At the close of the Acceptance Period, a total of 355,009,967 ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic Shares”), including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs, were tendered, representing 96.85% of all issued Coca-Cola Hellenic Shares and of the total voting rights in Coca-Cola Hellenic.

On 18 April 2013, the Financial Conduct Authority, acting as the UK Listing Authority (the “UKLA”), and the London Stock Exchange (the “LSE”) acknowledged that the application for admission of the Coca-Cola HBC ordinary shares (“Coca-Cola HBC Shares”) to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been approved. This approval is subject to, among other things, receipt of a shareholder statement evidencing satisfaction of the applicable minimum free float requirement (which was met as of the end of the Acceptance

Period) and issuance of the Coca-Cola HBC Shares to be issued in the offer. On 19 April 2013, the New York Stock Exchange (the “NYSE”) approved the listing of Coca-Cola HBC American depositary shares, each representing one Coca-Cola HBC Share (“Coca-Cola HBC ADSs”), subject to notice of issuance.

As a result, the conditions to completion of the offer have been satisfied and the offer will be completed in accordance with its terms.

It is expected that trading in Coca-Cola HBC Shares will commence on the LSE (Ticker symbol: CCH) and the Athens Exchange (the “ATHEX”) (Ticker symbol: EEE) and that regular way trading in Coca-Cola HBC ADSs will commence on the NYSE as markets open on 29 April 2013. Coca-Cola HBC ADSs will begin trading today on the NYSE on a “when-issued” basis (Ticker symbol: “CCH WI”).

Buy-out Right

Since Coca-Cola HBC will hold at least 90% of the total issued Coca-Cola Hellenic Shares and of the total voting rights in Coca-Cola Hellenic upon completion of the offer, as previously announced, Coca-Cola HBC will initiate the buy-out procedure to compulsorily acquire all remaining Coca-Cola Hellenic Shares as soon as practicable following completion of the offer in accordance with Articles 27 and 27a of the Law and the relevant implementing decision of the Hellenic Capital Market Commission (the “HCMC”). The consideration payable for each Coca-Cola Hellenic Share subject to the buy-out will, at the election of each remaining holder, be either one Coca-Cola HBC Share (in any of the forms offered in the offer) or €13.58 in cash (net of any applicable tax and clearing duties). The initiation of the buy-out procedure will be announced by Coca-Cola Hellenic upon submission by Coca-Cola HBC of its request to the HCMC to approve the exercise of the buy-out, and details of the buy-out procedure will be announced by Coca-Cola HBC upon approval of its request by the HCMC.

Right of Sell-out

As Coca-Cola HBC will hold at least 90% of the total issued Coca-Cola Hellenic Shares and of the total voting rights in Coca-Cola Hellenic upon completion of the offer, holders of Coca-Cola Hellenic Shares who have not tendered or validly tendered their shares in the offer have sell-out rights exercisable from today (except as noted below) until the closing of trading in the Coca-Cola Hellenic Shares on the ATHEX on 23 July 2013 (the “Sell-Out Period”) in accordance with Article 28 of the Law and the decision 1/409/29.12.2006 of the HCMC, as amended and in force from time to time. These holders may either (i) subject to the expected trading suspension in Coca-Cola Hellenic Shares until completion of the offer described below, sell their Coca-Cola Hellenic Shares to Coca-Cola HBC through market transactions executed on the ATHEX at €13.58 per share (net of any applicable tax, brokerage and other fees, expenses and clearing duties) or (ii) elect to receive Coca-Cola HBC shares in the forms offered in the offer. It is expected, however, that such share consideration will not be delivered until approximately eight Greek business days following the expiration of the Sell-Out Period. Coca-Cola HBC expects that the completion of the sell-out process with respect to the share consideration will be pre-empted by the completion of the buy-out process.

As previously announced, for purposes of the U.S. offer, the sell-out is being conducted as a subsequent offering period. A subsequent offering period is not an extension of the offer and will not affect the timing of the acceptance and delivery of the Coca-Cola Hellenic Shares or Coca-Cola Hellenic ADSs previously validly tendered and accepted in the offer.

Holders participating in the Greek statutory sell-out will not have withdrawal rights either for Coca-Cola Hellenic Shares or Coca-Cola Hellenic ADSs tendered in the offer or when exercising their sell-out rights.

Suspension of Trading and Delisting

Trading in Coca-Cola Hellenic Shares on the ATHEX and, as a result, on the LSE is expected to be suspended at the opening of the market today until completion of the offer. Trading in Coca-Cola Hellenic Shares on the ATHEX is expected to resume on 29 April 2013. Following completion of the buy-out process, Coca-Cola HBC will cause Coca-Cola Hellenic to call a shareholders’ meeting to approve the delisting of the Coca-Cola Hellenic Shares from the ATHEX, subject to the approval of the HCMC. Coca-Cola Hellenic’s standard listing on the LSE will terminate effective on 29 April 2013.

Trading in the remaining Coca-Cola Hellenic ADSs on the NYSE is expected to resume at the opening of market today. The ticker symbol for these remaining Coca-Cola Hellenic ADSs is expected to change from “CCH” to “OCCH” beginning at the opening of the market on 30 April 2013. Coca-Cola HBC intends to cause Coca-Cola Hellenic to seek the delisting of the Coca-Cola Hellenic ADSs from the NYSE in accordance with applicable rules.

Block Listing Application

Application has been made to the UKLA and the LSE for a block listing of up to 36,657,351 Coca-Cola HBC Shares to be admitted to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities upon issuance. The application has been made in connection with the Coca-Cola HBC Shares that may be issued from time to time pursuant to the exercise of options granted under Coca-Cola HBC’s share option plan. Any such shares will, when issued, be issued fully paid and rank pari passu with the existing Coca-Cola HBC Shares.

Indicative timetable

A summary of the expected principal events for the offer following this announcement is set out below:

Event	Date
Expiration of when-issued trading in Coca-Cola HBC ADSs on NYSE	On or about 26 April 2013
Completion and settlement of the offer	On or about 26 April 2013
Admission and commencement of unconditional dealings in the Coca-Cola HBC Shares on the LSE	08.00 a.m., London time on or about 29 April 2013
Commencement of trading in the Coca-Cola HBC Shares on the ATHEX	10:30 a.m., Greek time on or about 29 April 2013
Commencement of regular way trading in Coca-Cola HBC ADSs on NYSE	09:30 a.m., New York City time on or about 29 April 2013
Latest date for Coca-Cola HBC to exercise the right of buy-out	19 July 2013
Final date for the exercise of the right of sell-out	Closing of trading in Coca-Cola Hellenic Shares on the ATHEX on 23 July 2013

Important Notices

General

The offer described herein has been addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek tender offer was made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria (the “Greek offer”). A separate U.S. exchange offer (the “U.S. offer”) has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. Investors located in the United States who participated in the Greek offer or exercise their sell-out rights under Greek law will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers. The making of the exchange offer to or the exercise of any sell-out rights by persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer has not been made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Information Memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. offer has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.

Coca-Cola HBC AG (“Coca-Cola HBC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.